January 15, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Jessica Dickerson

Re:	Marker Therapeutics, Inc. (the “Company”)

Registration Statement on Form S-3

File No. 333-284233

Request for Acceleration

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) respectfully requests that the Securities and Exchange Commission take appropriate action to cause the above referenced Registration Statement on Form S-3 (the “Registration Statement”) to be declared effective at 4:00 p.m., Eastern Time, on Friday, January 17, 2025, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Mark Catchur of Shumaker, Loop & Kendrick, LLP at (813) 227-2264. Thank you for your assistance in this matter.

Very truly yours,

By:	/s/ Juan Vera
Juan Vera
President and Chief Executive Officer

cc: Mark A. Catchur, Shumaker, Loop & Kendrick, LLP